Exhibit 99.6

NORTH AMERICAN NICKEL AND PREMIUM NICKEL RESOURCES PROVIDE AN
UPDATE ON BUSINESS COMBINATION, INCLUDING RECEIPT OF CONDITIONAL
LISTING APPROVAL OF STOCK EXCHANGE FOR RESULTING ISSUER

Toronto, Ontario, July 21, 2022 – Premium Nickel Resources Corporation (“PNR”) and North American Nickel Inc. (TSXV:NAN) (“NAN”) are pleased to provide certain corporate updates in respect of their previously-announced reverse takeover transaction (the “RTO”) pursuant to which PNR would “go public” by way of a reverse takeover. In this news release, references to the “Resulting Issuer” are to NAN after the closing of the RTO. As certain directors and officers of NAN are also directors and officers of PNR, the Amalgamation Agreement (as defined herein) is considered as a “Non-Arm’s Length” agreement pursuant to the policies of the TSX Venture Exchange (the “Exchange”).

Transaction Particulars

On April 25, 2022, NAN, PNR and 1000178269 Ontario Inc. (“NAN Subco”), a wholly-owned subsidiary of NAN incorporated under the Business Corporations Act (Ontario) (the “OBCA”), entered into an amalgamation agreement (the “Amalgamation Agreement”), which provides for, among other things, a three-cornered amalgamation (the “Amalgamation”) pursuant to which (i) NAN Subco will amalgamate with PNR under Section 174 of the OBCA to form one corporation, (ii) the securityholders of PNR will receive securities of the Resulting Issuer in exchange for their securities of PNR at an exchange ratio of 1.054 common shares of the Resulting Issuer after giving effect to the Consolidation (as defined herein) for each outstanding share of PNR (the “Exchange Ratio”), and (iii) the transactions will result in a RTO of NAN in accordance with the policies of the Exchange, all in the manner contemplated by, and pursuant to, the terms and conditions of the Amalgamation Agreement. A copy of the Amalgamation Agreement is available electronically on SEDAR (www.sedar.com) under NAN’s issuer profile.

As part of the RTO, and subject to any required shareholder and regulatory approvals, NAN will: (i) change its name to “Premium Nickel Resources Ltd.”; (ii) change its stock exchange ticker symbol to “PNRL”; and (iii) reconstitute the board of directors (the “Board Reconstitution”) and management of the Resulting Issuer. The outstanding options of PNR immediately prior to the effective time of the RTO will be exchanged and adjusted pursuant to the terms of the Amalgamation Agreement such that holders thereof will be entitled to acquire, following the closing of the RTO, options of the Resulting Issuer after giving effect to the Exchange Ratio, as applicable.

In addition, subject to any required shareholder and regulatory approvals, NAN intends to (i) consolidate its common shares on the basis of one post-consolidation common share for each five (5) pre-consolidation common shares (the “Consolidation”), (ii) continue from under the laws of the province of British Columbia under the Business Corporations Act (British Columbia) to the laws of the province of Ontario under the Business Corporations Act (Ontario) (the “Continuance”), and (iii) change the name of the Resulting Issuer to “Premium Nickel Resources Ltd.” (the “Name Change”). The Consolidation and the Continuance are not condition precedents to the completion of the RTO.

The common shares of NAN will remain halted pending further filings with the Exchange. The Resulting Issuer intends to qualify as a Tier 2 mining company on the Exchange. NAN and PNR are also pleased to announce that, earlier today, the Exchange granted conditional listing approval of the Resulting Issuer in respect of the RTO.

No deposit, advance or loan has been made or is to be made in connection with the RTO. On March 3, 2022, NAN extended a loan of US$1 million to PNR, bearing an interest rate of 10% per annum which was repaid by PNR in full on May 6, 2022 (the “Loan”). Additional information in respect of the Loan is provided in the interim financial statements of NAN for the three month ended March 31, 2022, which are available on SEDAR (www.sedar.com) under NAN’s issuer profile.

In connection with the RTO, NAN is anticipated to issue approximately 82,157,579 common shares of the Resulting Issuer (on a post-Consolidation basis) in exchange for 77,948,368 outstanding shares of PNR immediately prior to the effective time of the RTO (after giving effect to the Exchange Ratio). The Resulting Issuer is expected to be owned approximately (i) 72.6% by current shareholders of PNR, (ii) 23.7% by the current shareholders of NAN, and (iii) 3.7% by the holders of the subscription receipts of NAN, after giving effect to the RTO.

Completion of the RTO is subject to a number of conditions, including, but not limited to, Exchange acceptance and disinterested shareholder approval of NAN shareholders of the RTO. The RTO cannot close until the required shareholder approval is obtained. There can be no assurance that the RTO will be completed as proposed or at all. The completion of the RTO is also subject to other conditions, including among other things, ownership by PNR of the rights and title to the Selebi Project, shareholder approval by PNR shareholders of the Amalgamation, the support agreements (as described under “Shareholder Approvals” below) having not been terminated or materially breached and certain customary conditions precedent for a transaction of this nature.

Investors are cautioned that, except as disclosed in the Filing Statement to be prepared in connection with the RTO, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of NAN should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed RTO and has neither approved nor disapproved the contents of this news release.

The full particulars of the RTO, the Selebi Project (as defined herein) located in Botswana, which will be the only material property of the Resulting Issuer, and the business of the Resulting Issuer will be described in the Form 3D2 (Information Required in a Filing Statement for a Reverse Takeover or Change of Business) (the “Filing Statement”) prepared in accordance with the policies of the Exchange. A copy of the Filing Statement will be available electronically on SEDAR (www.sedar.com) under NAN’s issuer profile in due course.

Shareholder Approvals

On June 23, 2022, NAN received shareholder approval in respect of, among other things, the Board Reconstitution, the Continuance and the Name Change. Full particulars of the matters considered at the NAN Meeting and the results of the NAN Meeting are described in the management information circular of NAN dated May 16, 2022 (the “Circular”) and the news release of NAN dated June 23, 2022, respectively, both of which are available electronically on SEDAR (www.sedar.com) under NAN’s issuer profile.

In addition, NAN will be seeking approval of the RTO by way of a written consent of at least a majority of its disinterested shareholders pursuant to the policies of the Exchange (the “RTO Approval”). NAN shares held by Charles Riopel, Keith Morrison and Sarah Zhu, all of whom are directors and/or officers of both NAN and PNR (the “Interlocked Insiders”) will be excluded from the RTO Approval. All of the directors and officers and certain shareholders of NAN, including Sentient Global Resources Fund IV, L.P. and Contemporary Amperex Technology Canada Limited, representing approximately 52% of the outstanding common shares of NAN have entered into voting support agreements with PNR in support of the RTO (excluding the Interlocked Insiders).

In connection with the RTO, PNR also held an annual and special meeting of its shareholders on June 23, 2022 and received approval of its shareholders for, among other things, the Amalgamation.

Management and Board Composition

The board of directors of the Resulting Issuer is expected to include Keith Morrison, Charles Riopel, Sheldon Inwentash, John Hick, Sean Whiteford, John Chisholm and William O’Reilly. Management of the Resulting Issuer is expected to include Keith Morrison (Chief Executive Officer), Mark Fedikow (President), Sarah Wenjia Zhu (Chief Financial Officer and Corporate Secretary). In addition, the technical team of the Resulting Issuer will include Ms. Sharon Taylor (Chief Geophysicist) and Dr. Peter Lightfoot (Consulting Chief Geologist).

The biography for William O’Reilly is provided below. The biographies of the rest of the proposed members of the board of directors and management of the Resulting Issuer can be found in the Circular and the joint news release of NAN and PNR dated April 26, 2022, both of which are available electronically on SEDAR (www.sedar.com) under NAN’s issuer profile.

William O’Reilly, Director

Mr. O’Reilly is a Corporate Director. He was Managing Partner and a member of the Management Committee of Davies Ward Phillips & Vineberg LLP (“Davies”), a leading Canadian law firm, from 1997 until his retirement from those positions on May 31, 2010.  He was a partner of Davies from 1976 to December 31, 2011, except for the period between August 1993 and January 1996 when he served as an executive officer of Russel Metals Inc., one of North America’s leading metals distribution companies. Mr. O’Reilly has served as a director of Russel Metals Inc. since May 2009, and has at various times served as Chair of its Nominating and Corporate Governance Committee, its Management Resources and Compensation Committee and its Environmental Management and Health and Safety Committee.

During his time practicing law, Mr. O’Reilly advised individuals and public and privately owned corporations in connection with the purchase and sale of corporations and business operations in a wide variety of industries, including, in particular, the financial services sector, industrial manufacturing and distribution, retail sales, truck transportation, food processing and oil and gas exploration and development. He acted on behalf of corporate borrowers in secured and unsecured loan transactions, including project financings, and in loan restructurings. He advised underwriters and issuers with respect to the public and private distribution of equity and debt securities and the public distribution of mortgage-backed securities, and he acted as an advisor to senior management, boards of directors, independent committees of boards and major shareholders of both public and private corporations in connection with a wide range of corporate activities.

In his capacity as Managing Partner at Davies, Mr. O’Reilly had primary responsibility for a wide range of firm management matters, including firm strategy, delivery of legal services, client relationships, other business development initiatives, lawyer recruitment, regulatory compliance, financial reporting, professional education and partner compensation.

Select Financial Information

The following table sets out certain preliminary pro forma financial information for the Resulting Issuer assuming completion of the RTO. The following information should be read in conjunction with, and is qualified in its entirety by, the pro forma financial statements of the Resulting Issuer to be included in Filing Statement, which will be available in due course on SEDAR (www.sedar.com) under NAN’s issuer profile.

	Select Financial Information
	NAN (as at March 31, 2022) (’$000)	PNR (as at March 31, 2022) (’$000)		Pro Forma Adjustments(1)(2) (’$000)	Resulting Issuer Pro Forma Consolidation (’$000)
Current Assets	2,595	6,300		14,566	23,461
Total Assets	41,970	21,187		67,722	130,879
Current Liabilities	777	5,824	(1)	(3,055)	3,546
Total Liabilities	777	34,662		(31,742)	3,697
Shareholders’ Equity	41,193	(13,476)		99,465	127,182
Net Loss	390	23,649		(19,847)	4,192

Note:

(1)	Includes US$1.35 million of success fees payable to CIBC World Markets Inc. in connection with the Selebi acquisition, of which US$1 million was paid in May 2022, with the balance of US$350,000 to be due upon the next financing by the Resulting Issuer.
(2)	The pro forma adjustments include, among other things, the adjustments for the subscription receipt financing of NAN which was completed on April 28, 2022, an advisory fee of $420,000, which will be payable to INFOR Financial Inc. upon the closing of the RTO and certain non-recurring due diligence and transaction costs in respect of the Selebi and Selkirk acquisitions and the RTO.

The Selebi Project

Following the completion of the RTO, it is anticipated that the Selebi and Selebi North nickel-copper-cobalt (Ni-Cu-Co) mines and related infrastructure (the “Selebi Project”) will be the only material property of the Resulting Issuer, for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), following the completion of the RTO.

The Selebi Project is located in Botswana and consists of a single mining licence no. 2022/1L (the “Selebi Mining Licence”) covering an area of 11,504 hectares located near the town of Selebi Phikwe, approximately 150 kilometres southeast of the city of Francistown, and 410 kilometres northeast of the national capital Gaborone. The Selebi Mining Licence is centred approximately at 22°03’00” S and 27°47’00” E (see Figure 1) and provides Premium Nickel Resources Proprietary Limited (“PNR Selebi”), an indirect wholly-owned subsidiary of PNR, the right to carry out care and maintenance and to conduct exploration work from both surface and underground. The deposits in the Selebi Project area are categorized as ortho-magmatic nickel-copper sulphide-type deposits.

Figure 1 — Location of the Selebi Project

PNR completed the acquisition of Selebi on January 31, 2022. At the closing of the Selebi acquisition, PNR Selebi effected a payment in the aggregate of (i) US$5,178,747, representing amounts mutually agreed to between the parties in respect of PNR’s care and maintenance contributions relating to the Selebi Project, and (ii) US$1.75 million in respect of the upfront purchase price in respect of the Selebi Project. In addition, PNR Selebi agreed to certain post-closing contingent milestone payments equal to US$55 million, with US$25 million due upon the approval for renewal of a Section 43 mining licence in respect of the Selebi Project on or before January 31, 2026 (the “Selebi Mining License Renewal Date”) and US$30 million due on the earlier of: (i) commissioning and start of production at the Selebi Project; or (ii) or such date that is four years following the Selebi Mining Licence Renewal Date.

The Selebi Project does not have any known or identified mineral resources or mineral reserves at this time and neither PNR nor NAN has undertaken any current mineral resource estimate on the Selebi Project. While the Selebi Project has historical mineral resource estimates, these are historical in nature and not compliant with NI 43-101. Neither PNR nor NAN have undertaken work to verify these historical estimates and such historical resource estimates should not be relied upon. The anticipated work program on the Selebi Project for the next 18 months includes, among other things, ongoing diamond drilling and establishing a mineral resource on the Selebi Project. In addition, the underground infrastructure at the Selebi North mines are expected to be upgraded in support of the underground drilling program and to improve the health and safety at the mine.

In connection with the RTO, NAN will be obtaining a comprehensive valuation report in respect of the Selebi Project which complies with the Exchange Appendix 3G – Valuation Standards and Guidelines for Mineral Properties and the 2019 CIMVAL Code for the Valuation of Mineral Properties.

In accordance with NI 43-101, a technical report for the Selebi Project will be filed on SEDAR (www.sedar.com) under NAN’s issuer profile in due course and a summary of the Selebi Project and work program will be included in the Filing Statement.

Update in respect of the Selkirk Acquisition

Further to the news release of PNR dated February 14, 2022, PNR, through its wholly-owned subsidiary, is in the ongoing process of acquiring the Selkirk mines located in Botswana from BCL Limited and Trevor Glaum N.O, in his capacity as liquidator of BCL Limited (the “Selkirk Acquisition”). Due to additional time required to finalize the surface rights lease assignment and certain COVID-19 related delays, the closing period for the Selkirk Acquisition has been extended and it is anticipated that the Selkirk Acquisition will be completed on or before August 15, 2022.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, who is a “qualified person” for the purposes of NI 43-101.

About North American Nickel Inc.

North American Nickel is a mineral exploration company with 100% owned properties in Maniitsoq, Greenland and Ontario, Canada. In 2019, NAN became a founding shareholder in PNR to provide direct exposure to Ni-Cu-Co opportunities in the southern African region. Simultaneously, NAN is expanding its area of exploration interest into Morocco.

The Maniitsoq property in Greenland is a Camp scale permitted exploration project comprising 3,048 square km covering numerous high-grade nickel-copper + cobalt sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt (GNB). The >75km-long belt is situated along, and near, the southwest coast of Greenland and is accessible from the existing Seqi deep water port with an all-year-round shipping season and hydroelectric power potential from a quantified watershed.

The Post Creek/Halcyon property in Sudbury is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd. The property lies along the extension of the Whistle Offset dyke structure. Such geological structures host major Ni-Cu-PGM deposits and producing mines within the Sudbury Camp.

NAN acquired 100% ownership of property near the southern extent of the Lingman Lake Greenstone Belt in northwest Ontario known as Lingman Nickel and in the Quetico region near Thunder Bay Ontario. The acquisition of these properties is part of NAN’s strategy to develop a pipeline of new nickel projects. NAN is evaluating direct and indirect nickel asset acquisition opportunities globally.

About Premium Nickel Resources Corporation

PNR is a Canadian company dedicated to the exploration and development of high-quality Ni-Cu-Co resources. PNR believes that the medium to long-term demand for these metals will grow through continued global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNR maintains a skilled team with strong financial, technical and operational expertise to take an asset from discovery to exploration to mining.

PNR has focused its efforts on discovering world class nickel sulphide assets in jurisdictions with rule-of-law that fit a strict criteria that comply with PNR’s values and principles which stand up against the highest acceptable industry standards. PNR is committed to governance through transparent accountability and open communication within our team and our stakeholders.

PNR closed its acquisition of the Selebi Project on January 31, 2022. The Selebi Project include two shafts and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate Phikwe processing facility. The Selebi Project were subsequently placed under liquidation in 2017.

The proposed work plan for the Selebi Project includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support the underground drilling program as well as improve health & safety at Selebi North.

ON BEHALF OF THE BOARD OF DIRECTORS OF NAN

Douglas Ford

Interim Lead Director and Chair of the NAN Special Committee

North American Nickel Inc.

For more information contact:

North American Nickel Inc.

Jaclyn Ruptash

Vice President Corporate Affairs

+1 (604) 770-4334

ON BEHALF OF THE BOARD OF DIRECTORS OF PNR

Sheldon Inwentash

Director and Chair of the PNR Special Committee

Premium Nickel Resources Corporation

For more information contact:

Premium Nickel Resources Corporation

130 Spadina Avenue, Suite 401

Toronto, Ontario, Canada M5V 2L4

info@premiumnickelresources.ca

Forward-looking Statements

Certain statements contained in this news release may be deemed “forward-looking statements” within the meaning of applicable Canadian securities laws. These forward-looking statements, by their nature, require NAN and PNR to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements, including with respect to the ability to satisfy or waive on satisfactory terms any conditions to the completion of the RTO (including but not limited to any required regulatory and shareholder approval), timeline to complete the RTO (if at all), the anticipated benefits of the RTO, the anticipated use of the available funds and working capital of the Resulting Issuer, the ability to satisfy or waive on satisfactory terms any conditions to the completion of the Selkirk Acquisition, timeline to complete the Selkirk Acquisition (if at all), and the anticipated work program on the Selebi Project, are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, current information available to the management of NAN and PNR, public disclosure from operators of the relevant mines, as well as other considerations that are believed to be appropriate in the circumstances. NAN and PNR consider their respective assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of NAN and PNR, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect NAN and PNR, and their respective businesses.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release concerning NAN, see the section entitled “Risks and Uncertainties” in the most recent management discussion and analysis of NAN which is filed with the Canadian securities commissions and available electronically under NAN’s issuer profile on SEDAR (www.sedar.com) and the risk factors outlined in the Filing Statement which will be available electronically under NAN’s issuer profile on SEDAR (www.sedar.com) in due course. The forward- looking statements set forth herein concerning NAN and PNR reflect management’s expectations as at the date of this news release and are subject to change after such date. NAN and PNR disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.